Exhibit 17.1

January 3, 2014

Rich Parisi
Chairman
Affinity Gaming

Rich,
I am writing to notify the Board of Directors of Affinity Gaming that I am tendering my resignation from the Company's Board of Directors effective January 3, 2014.

This decision is based upon my desire to spend more time on other opportunities. There are no disagreements between the Company and myself. I also do not have any disagreement with the Company's executive officers or any matter relating to the Company's operations, policies or practices.

Thank you for the opportunity to be of service to Affinity Gaming and its stakeholders. I wish the Company, its management and employees all the best in their future endeavors.

Regards,

/s/ Don R. Kornstein

Don R. Kornstein